                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 16)

                         Mine Safety Appliances Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602720104
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  602720104                                         Page 1 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                    63,413
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                 271,376


                                 7) Sole Dispositive Power              329,320


                                 8) Shared Dispositive Power            601,300


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person    934,789*



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  18.5*


   12)  Type of Reporting Person (See Instructions)                          HC


                         * See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 16)

                         Mine Safety Appliances Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602720104
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  602720104                                         Page 2 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                        63,413
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                     271,376


                            7) Sole Dispositive Power                  329,320


                            8) Shared Dispositive Power                601,300


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person   934,789*



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                        [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 18.5*

   12)  Type of Reporting Person (See Instructions)                         HC


                         * See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 16)

                         Mine Safety Appliances Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602720104
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  602720104                                         Page 3 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, National Association  22-1146430

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization              United States


  Number of Shares             5) Sole Voting Power              63,313
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power           271,376


                               7) Sole Dispositive Power        329,320


                               8) Shared Dispositive Power      601,200


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  934,689*



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [   ]


   11)  Percent of Class Represented by Amount in Row (9)                18.5*


   12) Type of Reporting Person (See Instructions)                       BK


                         * See the response to Item 4.

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1997:

(a) Amount Beneficially Owned:                                 934,789* shares

(b) Percent of Class:                                                    18.5*

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                     63,413
      (ii) shared power to vote or to direct the vote                  271,376
     (iii) sole power to dispose or to direct the disposition of       329,320
      (iv) shared power to dispose or to direct the disposition of     601,300


* On June 4, 1996, the Mine Safety Appliances Company Stock Compensation Trust (the "Trust"), of which PNC Bank, National Association, acts as Trustee, purchased 600,000 shares of common stock, no par value, of Mine Safety Appliances Company (the "Company"). The purchase price for such common stock was paid for by a loan from the Company to the Trustee as evidenced by a promissory note. The Trust was established and the Company's common stock so purchased to provide assurance of the availability of the shares of the Company's common stock necessary to satisfy certain obligations of the Company and its subsidiaries under certain designated non-qualified employee plans, in accordance with a Trust Agreement effective as of June 1, 1996. Pursuant to this amendment to Schedule 13G, PNC Bank, National Association, as Trustee of the Trust, reports that it has no voting power, but may have shared dispositive power, with respect to these 600,000 shares held in the Trust. The filing of this amendment does not constitute, and should not be construed as, an admission that either PNC Bank, National Association, as Trustee of the Trust, or the Trust beneficially owns such securities. In connection therewith, the Trustee and the Trust disclaim beneficial ownership of such securities.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Included are the following subsidiaries of PNC Bank Corp. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of
PNC Bancorp, Inc.)

PNC Bank, FSB - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 13, 1998
         -----------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         -----------------------------------------------
         Signature - PNC Bank Corp.


         Robert L. Haunschild, Senior Vice President and
                               Chief Financial Officer
         -----------------------------------------------
         Name/Title


         February 13, 1998
         -----------------------------------------------
         Date


         /s/ PAUL L. AUDET
         -----------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         -----------------------------------------------
         Name/Title


         February 13, 1998
         -----------------------------------------------
         Date


         /s/ THOMAS R. MOORE
         -----------------------------------------------
         Signature - PNC Bank, National Association


         Thomas R. Moore, Vice President and Secretary
         -----------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 11.